# HellerEhrman

September 22, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200



Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Sup[redacted]
Mail Stop 1-4

**SEC FILE NO. 82-3853**

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement of interim results for the six months ended June 30, 2005, dated September 14, 2005, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on September 15, 2005;

2. The Company's announcement regarding distribution in specie of the Company's KWCM shares, dated September 14, 2005, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on September 15, 2005; and

dlw 10/18

3. The Company's joint announcement regarding continuing connected transactions entering into of tenancy agreements, dated August 23, 2005, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Journal, both on August 24, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

19063\0001\37sec.doc

# K. WAH INTERNATIONAL HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

(Stock Code: 173)

## ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2005

**INTERIM RESULTS**

The Directors of K. Wah International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30th June 2005 as follows:

The Group's turnover for the six months ended 30th June 2005 was HK$719,827,000, a decrease of HK$180,858,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2005 amounted to HK$631,585,000, an increase of HK$475,948,000 over the corresponding period last year.

**INTERIM DIVIDEND**

The Board of Directors has resolved to pay an interim cash dividend of 1 HK cent per share, totalling HK$23,491,000 for the six months ended 30th June 2005 to shareholders whose names appear on the register and branch register of members of the Company at the close of business on 21st October 2005 (six months ended 30th June 2004: an interim scrip dividend with a cash option of 2 HK cents per share, totalling HK$40,195,000).

The Board of Directors has also declared a special interim dividend for the six months ended 30th June 2005 to be effected by way of distribution in specie of the shares of K. Wah Construction Materials Limited ("KWCM") to the shareholders of the Company whose names appear on the register and branch register of members of the Company at the close of business on 21st October 2005, on the basis of one KWCM share for every ten shares of the Company then held.

The aggregate market value of the KWCM shares to be distributed under the distribution as at the date of this announcement is HK$1,268,519,000, which equates to a dividend of approximately HK$0.54 per share before distribution (on the assumption that there is no change in the issued share capital of the Company from the date of this announcement up to the Record Date). The actual amount of dividends to be booked to the accounts of the Company will be determined based on the closing price of the KWCM shares as at the date of posting the share certificates of the distribution shares.

Following the special interim dividend payment by way of one KWCM share for every ten shares of the Company held by the shareholders, the Group's shareholding in KWCM will further be diluted from existing 25.9% to 18.8%. KWCM will cease to be an associated company of the Group and become a long term investment as "available-for-sale financial asset".

It is expected that the dividend warrants for the interim cash dividend and the share certificates of KWCM for the special interim dividend will be sent to shareholders of the Company on or about 4th November 2005.

**CONSOLIDATED PROFIT AND LOSS STATEMENT**
*For The Six Months Ended 30th June 2005*

| | Note | 2005 HK$'000 | (Restated) 2004 HK$'000 |
|---|---|---|---|
| Turnover | 2 | 719,827 | 900,685 |
| Cost of sales | | (628,241) | (803,869) |
| Gross profit | | 91,586 | 96,816 |
| Other revenues | | 23,189 | 11,413 |
| Other operating income | | 15,055 | 16,210 |
| Gain/(loss) on deemed partial disposal of a subsidiary | | 577,123 | (4,933) |
| Administrative expenses | | (72,429) | (72,761) |
| Other operating expenses | | (6,457) | (19,976) |
| Operating profit | 2 & 3 | 628,067 | 26,769 |
| Finance costs | | (20,667) | (10,235) |
| Share of profits less losses of | | | |
| Jointly controlled entities | | 28,476 | 146,443 |
| Associated companies | | 1,492 | 865 |
| Profit before taxation | | 637,368 | 163,842 |
| Taxation | 4 | (5,127) | (5,630) |
| Profit for the period | | 632,241 | 158,212 |
| Attributable to: | | | |
| Shareholders of the Company | | 631,585 | 155,637 |
| Minority interest | | 656 | 2,575 |
| | | 632,241 | 158,212 |
| Interim dividend | 5 | 23,491 | 40,195 |
| | | HK cents | HK cents |
| Earnings per share | 6 | | |
| Basic | | 27.9 | 7.9 |

| | Properties HK$'000 | Construction materials HK$'000 | Others HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| Six months ended 30th June 2004 | | | | |
| Turnover | 265,279 | 617,478 | 17,928 | 900,685 |
| Other revenues | 5,584 | 5,025 | 804 | 11,413 |
| Operating profit/(loss) | 24,854 | 3,861 | (1,946) | 26,769 |
| Finance costs | | | | (10,235) |
| Share of profits less losses of | | | | |
| Jointly controlled entities | 142,157 | 4,286 | — | 146,443 |
| Associated companies | — | 865 | — | 865 |
| Profit before taxation | | | | 163,842 |
| Taxation | | | | (5,630) |
| Profit for the period | | | | 158,212 |

A summary of geographical segments is set out as follows:

| | Turnover 2005 HK$'000 | Turnover 2004 HK$'000 | Operating Profit/(loss) 2005 HK$'000 | Operating Profit/(loss) 2004 HK$'000 |
|---|---|---|---|---|
| Hong Kong | 365,858 | 458,146 | 622,981 | 34,525 |
| Mainland China and others | 353,969 | 442,539 | 5,086 | (7,756) |
| | 719,827 | 900,685 | 628,067 | 26,769 |

3. **Operating Profit**

| | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| **Operating profit is stated after crediting:** | | |
| Profit on disposal of property, plant and equipment | 180 | 21 |
| Fair value gain on other investments | — | 5,989 |
| Fair value gain on investment properties | 1,742 | — |
| Interest income | 9,379 | 10,677 |
| Dividend income from unlisted investments | 12,721 | — |
| Negative goodwill arising from acquisition of a jointly controlled entity | 4,317 | — |
| Amortisation of negative goodwill | — | 316 |
| **and after charging:** | | |
| Cost of inventories sold | 507,058 | 554,566 |
| Depreciation | 37,744 | 37,561 |
| Amortisation | | |
| Leasehold land and land use rights | 20,786 | 20,073 |
| Quarry site development | 932 | 871 |
| Overburden removal costs | 7,796 | 8,208 |
| Quarry site improvement | 7,560 | 7,560 |
| Royalty | 2,792 | 1,979 |
| Operating lease rental for land and buildings | 13,327 | 14,048 |
| Fair value loss on other investments | 73 | — |
| Provision for other investments | — | 11,000 |
| Loss on disposal of other investments | — | 2,893 |

4. **Taxation**

| | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Current taxation | | |
| Hong Kong profits tax | 4,853 | 4,526 |
| Overseas taxation | 304 | 1,518 |
| Deferred taxation | (30) | (414) |
| | 5,127 | 5,630 |

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Share of taxation of associated companies and jointly controlled entities for the six months ended 30th June 2005 are HK$184,000 (2004: HK$443,000) and HK$4,425,000 (2004: HK$31,381,000) respectively and are included in the profit and loss statement as share of profits less losses of associated companies and jointly controlled entities.

5. **Interim Dividend**

The Board of Directors declares an interim cash dividend of 1 cent per share (2004: scrip dividend with a cash option of 2 cents per share), totalling HK$23,491,000 for the six months ended 30th June 2005 (2004: HK$40,195,000) to shareholders whose names appear on the registers of members of the Company at the close of business on 21st October 2005. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2005.

Following the special interim dividend payment by way of one KWCM share for every ten shares of the Company held by the shareholders, the Group's shareholding in KWCM will further be diluted from existing 25.9% to 18.8%. KWCM will cease to be an associated company of the Group and become a long term investment as "available-for-sale financial asset".

*Operating results*

The Group's profit attributable to shareholders increased by 306% to HK$631,585,000. The big jump in profit attributable to shareholders was mainly due to the profit amounting to HK$577 million arising from the deemed disposal of shares in KWCM by the Group in a top-up placement of shares by KWCM. As a consequence of the placement, the Group's attributable share in KWCM's net assets increased by the said amount of HK$577 million, despite the fact that its shareholding in KWCM was diluted.

Following the completion of the Acquisition when KWCM issued 1,840,519,798 new KWCM shares at the agreed price of HK$8.00 each to the vendors, there will have another deemed profit of the amount close to HK$3 billion arising from a further dilution of the Group's shareholding in KWCM to 25.9%. This sum will be recorded in the books of accounts of the Group in the latter part of the year.

*Development properties in Shanghai*

During the period, phase 1 of the Shanghai Westwood, a luxurious condominium residential project in the Da Ning International Community within the inner ring area of Shanghai commenced its pre-completion marketing launch in May this year. There are a total number of 632 units available for pre-sale. The market response so far was modest. This is due to the Central Government and the Shanghai Municipal Government having issued various measures since last year to cool down the soaring property prices. Most of the potential home buyers have adopted a "wait and see" attitude. However, the soft market conditions in the real estate sector helps speeding up the pace of the demolition for our development property projects in Shanghai.

With the continuing strong economic and income growth in the Mainland and the unabated desire and enthusiasm for the urban households to buy their own homes to improve their living standards, the long term prospect for real estate is still promising. We believe that the project will bear good results at the end. This is particularly so because most of our property development projects were acquired in the latter part of 2001 or early part of 2002 when the property prices in Shanghai were just beginning to rise.

Overall, the Group's property development projects and investment property projects in Shanghai were progressing well. The Shanghai K. Wah Centre, our Grade A office building situated on the Huaihaizhong Road in the Xuhui District, was completed in the first quarter of 2005 and has an over 95% occupancy. With multi-national corporation tenants profile and satisfactory rental rates being achieved, this investment property will contribute a strong steady rental income to the Group.

*Development properties in Hong Kong*

The development for Tung Lo Wan Hill Road and Johnston Road were progressing well in accordance with schedule. The former project is expected to launch its pre-sale marketing campaign in the late 2005 or early 2006 whereas the latter project will start its pre-sale in early 2006. We are expecting that the two projects would bring handsome profits to the Group based on the present market conditions in Hong Kong.

*Construction Materials Division*

The market condition for construction material business remained soft in the first half of the year though encouraging signs of gradual improvements are developing. Turnover for the period for the construction material division was similar to that of last year while the profit attributable to shareholders increased by approximately 23% over last year.

(II) **Review of Finance**

*Financial position*

The financial position of the Group remains strong. At 30th June 2005, the equity increased by 54% to HK$5,232 million from HK$3,396 million at 31st December 2004.

The number of the issued shares of the Company increased through the exercise of the convertible bonds and share options during the period. The dilution effect, however, was offset by the profits recognised for the period.

*Liquidity and gearing ratio*

Cash and bank balances less short term loans at 30th June 2005 stood at HK$939 million and the gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 20%.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements, future acquisitions and investments.

*Treasury policies*

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollars. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilised when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of derivative products.

*Charges on Group assets*

## CONSOLIDATED BALANCE SHEET
*At 30th June 2005*

| | Note | 30th June 2005 HK$'000 | (Restated) 31st December 2004 HK$'000 |
|---|---|---|---|
| **ASSETS** | | | |
| Non-current assets | | | |
| Property, plant and equipment | | 492,862 | 506,055 |
| Investment properties | | 328,540 | 326,798 |
| Leasehold land and land use rights | | 2,171,778 | 2,192,983 |
| Goodwill | | 16,617 | — |
| Jointly controlled entities | | 961,104 | 489,739 |
| Associated companies | | 20,142 | 18,650 |
| Available-for-sale financial assets | | 92,054 | 152,375 |
| Other non-current assets | | 251,106 | 288,572 |
| | | 4,334,203 | 3,975,172 |
| Current assets | | | |
| Development properties | | 2,932,050 | 2,599,825 |
| Inventories | | 94,047 | 93,175 |
| Debtors and prepayments | 7 | 879,560 | 820,597 |
| Tax recoverable | | 4,406 | 4,384 |
| Other investments | | 109,710 | 44,547 |
| Cash and bank balances | | 1,480,160 | 781,306 |
| | | 5,499,933 | 4,343,834 |
| **Total assets** | | 9,834,136 | 8,319,006 |
| **EQUITY** | | | |
| Share capital | | 233,428 | 201,564 |
| Reserves | | 3,717,797 | 2,471,190 |
| Shareholders' funds | | 3,951,225 | 2,672,754 |
| Minority interests | | 1,280,576 | 723,354 |
| **Total equity** | | 5,231,801 | 3,396,108 |
| **LIABILITIES** | | | |
| Non-current liabilities | | | |
| Borrowings | | 1,645,116 | 2,773,224 |
| Deferred tax liabilities | | 85,603 | 78,375 |
| Negative goodwill | | — | 136 |
| Provisions | | 163,347 | 180,873 |
| | | 1,894,066 | 3,032,608 |
| Current liabilities | | | |
| Creditors and accruals | 8 | 1,052,371 | 1,005,969 |
| Current portion of borrowings | | 1,612,772 | 844,542 |
| Tax payable | | 43,126 | 39,779 |
| | | 2,708,269 | 1,890,290 |
| **Total liabilities** | | 4,602,335 | 4,922,898 |
| **Total equity and liabilities** | | 9,834,136 | 8,319,006 |

### NOTES

1. **Basis of Preparation**

The interim financial information have been prepared under historical cost convention as modified by the revaluation of certain properties and available-for-sale financial assets and other short-term investments and in accordance with Hong Kong Financial Reporting Standards. The interim financial information has been presented in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31st December 2004 except that the Group has changed certain of its accounting policies following its adoption of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1st January 2005.

2. **Segment Information**

The Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. A summary of business segments is set out as follows:

| | Properties HK$'000 | Construction materials HK$'000 | Others HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| Six months ended 30th June 2005 | | | | |
| Turnover | 157,116 | 539,572 | 23,139 | 719,827 |
| Other revenues | 3,039 | 7,421 | 12,729 | 23,189 |
| Operating profit/(loss) | 50,950 | (10,244) | 587,361 | 628,067 |
| Finance costs | | | | (20,667) |
| Share of profits less losses of | | | | |
| Jointly controlled entities | 20,531 | 7,945 | — | 28,476 |
| Associated companies | — | 1,492 | — | 1,492 |
| Profit before taxation | | | | 637,368 |
| Taxation | | | | (5,127) |
| Profit for the period | | | | 632,241 |

2005 to be effected by way of distribution in specie of the shares of K. Wah Construction Materials Limited ("KWCM") to the shareholders of the Company whose names appear on the register and branch register of members of the Company at the close of business on 21st October 2005, on the basis of one KWCM share for every ten shares of the Company then held.

The aggregate market value of the KWCM shares to be distributed under the distribution as at the date of this announcement is HK$1,268,519,000, which equates to a dividend of approximately HK$0.54 per share before distribution. The actual amount of dividends to be booked to the accounts of the Company will be determined based on the closing price of the KWCM Shares as at the date of posting the share certificates of the distribution shares.

6. **Earnings per Share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$631,585,000 (2004: HK$155,637,000 restated) and the weighted average number of 2,261,175,000 shares (2004: 1,980,970,000 shares) in issue during the period.

The calculation of diluted earnings per share is based on the adjusted profit attributable to shareholders of HK$638,492,000 (2004: HK$143,715,000 restated) and the weighted average number of 2,420,923,000 shares (2004: 2,146,658,000 shares) after adjusting for the effects of all dilutive potential shares.

7. **Debtors and Prepayments**

| | 30th June 2005 HK$'000 | 31st December 2004 HK$'000 |
|---|---|---|
| Trade debtors | 491,783 | 471,934 |
| Other receivables | 130,063 | 130,293 |
| Prepayments | 64,542 | 63,133 |
| Amounts due from jointly controlled entities | 191,224 | 155,237 |
| Amount due from a minority shareholder | 1,948 | — |
| | 879,560 | 820,597 |

The Group has established credit policies which follow local industry standard. The average normal credit period ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows :

| | 30th June 2005 HK$'000 | 31st December 2004 HK$'000 |
|---|---|---|
| Within one month | 97,523 | 135,270 |
| Two to three months | 141,721 | 157,988 |
| Four to six months | 81,028 | 89,423 |
| Over six months | 171,511 | 89,253 |
| | 491,783 | 471,934 |

8. **Creditors and Accruals**

| | 30th June 2005 HK$'000 | 31st December 2004 HK$'000 |
|---|---|---|
| Trade creditors | 276,068 | 300,403 |
| Other creditors | 73,823 | 79,849 |
| Accrued operating expenses | 112,154 | 88,403 |
| Deposits received | 51,851 | 28,872 |
| Amounts due to jointly controlled entities | 243,507 | 204,500 |
| Amount due to minority shareholders | 294,968 | 303,942 |
| | 1,052,371 | 1,005,969 |

The aging analysis of the Group's trade creditors based on the date of the invoices is as follows:

| | 30th June 2005 HK$'000 | 31st December 2004 HK$'000 |
|---|---|---|
| Within one month | 142,457 | 186,800 |
| Two to three months | 58,155 | 63,237 |
| Four to six months | 32,424 | 26,502 |
| Over six months | 43,032 | 23,864 |
| | 276,068 | 300,403 |

### MANAGEMENT DISCUSSION AND ANALYSIS

(I) **Review and Outlook**

The profit attributable to shareholders for the first half of 2005 was HK$631,585,000, an increase of 306% as compared to HK$155,637,000 for the same period last year.

*Adoption of new and revised Financial Reporting Standards*

This is the first half year's financial report of the Group following the adopting of the new Hong Kong Financial Reporting Standards effective 1st January 2005. The changes in accounting policies do not have any material effect on the financial statements under review other than certain presentation changes with the comparative figures being realigned.

The changes, however, could have certain impact on the Group's future operations. The main impact on the future financial statements is that revenue recognition for development properties will be recognised when the development is completed and sold instead of based on the stage of completion.

*Acquisition of Galaxy by KWCM*

On 22nd July 2005, the acquisition (the "Acquisition") of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. ("Galaxy") at a consideration of HK$18,405,198,023 by Canton Treasure Group Ltd., a wholly-owned subsidiary of K. Wah Constructions Materials Limited ("KWCM") pursuant to a conditional acquisition agreement dated 14th March 2005 as amended by two supplementary agreements dated 1st April 2005 and 31st May 2005, was completed.

The Acquisition constituted a connected transaction, deemed very substantial disposal and very substantial acquisition for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and was duly approved by the independent shareholders of the Company at the special general meeting duly convened and held on 19th July 2005.

Further details of the Acquisition were included in the circular of the Company dated 30th June 2005 issued to its shareholders.

Upon completion of the Acquisition, KWCM ceased to be a subsidiary and became an 25.9% associated company.

restated) respectively were pledged to banks to secure the Group's borrowing facilities.

*Contingent liabilities*

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,772 million (31st December 2004: HK$3,844 million), of which HK$2,204 million (31st December 2004: HK$1,904 million), have been utilised.

The Company has executed guarantees in favour of convertible bondholders in respect of convertible bonds issued by a subsidiary amounting to HK$154 million (31st December 2004: HK$864 million).

The Company has executed a guarantee in favour of the Hong Kong Government in respect of the performance by a subsidiary's obligation under a contract with the Hong Kong Government.

*Employees and remuneration policy*

As at 30th June 2005, the Group, excluding associated companies and jointly controlled entities, had over 2,400 employees in Hong Kong and the Mainland (2004: 2,268). Employee costs, excluding Directors' emoluments, amounted to HK$122 million for the period under review (2004: HK$104 million).

The Group recruits and promotes individuals based on merit and their development potential and ensures that remuneration packages are competitive. Following approval by the shareholders in 1989, the Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in the Mainland China, employees' remuneration is commensurate with market pay levels with the emphasis on provision of training and development opportunities.

### PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares and bonds during the six months ended 30th June 2005. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares and bonds during the above period.

### AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2005 was reviewed by the Audit Committee of the Company.

### CORPORATE GOVERNANCE

The Company has, during the six months ended 30th June 2005, complied with the code provisions (with the exception of Code Provision C.2 on internal controls) set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") except for the following deviations:

(a) Code Provision A.4.2

The Chairman of the Board and the Managing Director are not subject to retirement by rotation. A special resolution will be proposed to amend the Bye-laws of the Company at the annual general meeting to be held in 2006 so that every Director (including the Chairman of the Board and the Managing Director) shall be subject to retirement by rotation at least once every three years.

(b) Code Provision A.5.4

Written guidelines in respect of the dealings by relevant employees in the securities of the Company were established by the Company on 17th August 2005.

(c) Code Provision B.1.1

The Company is in the process of establishing a Remuneration Committee with appropriate composition and terms of reference.

(d) Code Provision C.3.3

On 14th September 2005, the terms of reference of the Audit Committee of the Company were revised to include the duties set out in this Code Provision.

(e) Code Provision E.1.2

The Chairman did not attend the annual general meeting of the Company held on 28th April 2005. The Directors present elected Mr. Francis Lui Yiu Tung, the Managing Director, to chair the meeting in accordance with the Bye-laws of the Company.

### CLOSE OF REGISTERS

The register and branch register of members of the Company will be closed from 14th October 2005 to 21st October 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim cash dividend and special interim dividend, shareholders must ensure that all duly completed transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 13th October 2005.

### PUBLICATION OF FURTHER INFORMATION

This announcement will be published on the respective websites of the Company and the Exchange. The Group's interim financial information has been reviewed by the Company's Auditors, PricewaterhouseCoopers and a report of their review will be included in the Interim Report to Shareholders.

An interim report for the six months ended 30th June 2005 containing all the applicable information required by Appendix 16 to the Listing Rules will be dispatched to shareholders and published on the respective websites of the Company and the Exchange in late September 2005.

### DIRECTORS

As at the date of this announcement, the Executive Directors are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Seaman Kwok Siu Man
*Company Secretary*

Hong Kong, 14th September 2005

*Principal Place of Business:*
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

*Registered Office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Website: www.kwih.com*

# K. WAH INTERNATIONAL HOLDINGS LIMITED
# 嘉華國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股票代號：173)

## 截至二零零五年六月三十日止之六個月
## 中期業績公佈

### 中期業績

K. Wah International Holdings Limited 嘉華國際集團有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零五年六月三十日止之六個月之未經審核綜合業績如下：

本集團截至二零零五年六月三十日止之六個月之營業額為港幣719,827,000元，較去年同期減少港幣180,858,000元。

本集團截至二零零五年六月三十日止之六個月未經審核之股東應佔溢利為港幣631,585,000元，較去年同期增加港幣475,948,000元。

### 中期股息

董事會已議決派發截至二零零五年六月三十日止之六個月之中期現金股息，每股港幣1仙，合共港幣23,491,000元，給予在二零零五年十月二十一日營業時間結束時已登記於本公司股東名冊及分冊內之股東。(截至二零零四年六月三十日止之六個月：每股獲派發以股代息之中期股息(附有現金選擇權)，每股港幣2仙，合共港幣40,195,000元。)

董事會亦已宣派截至二零零五年六月三十日止之六個月的特別中期股息，股息將以實物派付嘉華建材有限公司(「嘉華建材」)股份的方式，派付予二零零五年十月二十一日營業時間結束時已登記於本公司股東名冊及分冊內之股東；基準為當時每持有十股本公司股份獲派一股嘉華建材股份。

根據分派，將予分派的嘉華建材股份於本公佈日期的總市值為港幣1,268,519,000元，相等於每股約港幣0.54元之股息(假設於本公佈日期起至記錄日期止本公司的已發行股本並無變動)。將於本公司賬目內入賬的實際股息金額，將根據於寄出分派股份股票日期嘉華建材股份收市價釐定。

根據股東每持有本公司十股股份可獲一股嘉華建材股份的基準派付特別中期股息後，本集團於嘉華建材的股權由現時的25.9%進一步減至18.8%。嘉華建材將不再是本集團的聯營公司，並成為一項「可供出售之財務資產」長期投資。

有關的中期現金股息之股息單及特別中期股息之嘉華建材股票預計將於二零零五年十一月四日或左右寄予本公司股東。

### 綜合損益表
截至二零零五年六月三十日止六個月

| | 附註 | 二零零五年 港幣千元 | (重列) 二零零四年 港幣千元 |
|---|---|---|---|
| 營業額 | 2 | 719,827 | 900,685 |
| 銷售成本 | | (628,241) | (803,869) |
| 毛利 | | 91,586 | 96,816 |
| 其他收益 | | 23,189 | 11,413 |
| 其他營運收入 | | 15,055 | 16,210 |
| 視作出售一附屬公司投資之收益／(虧損) | | 577,123 | (4,933) |
| 行政費用 | | (72,429) | (72,761) |
| 其他營運費用 | | (6,457) | (19,976) |
| 經營溢利 | 2及3 | 628,067 | 26,769 |
| 財務費用 | | (20,667) | (10,235) |
| 應佔溢利減虧損 | | | |
| 共同控制實體 | | 28,476 | 146,443 |
| 聯營公司 | | 1,492 | 865 |
| 除稅前溢利 | | 637,368 | 163,842 |
| 稅項 | 4 | (5,127) | (5,630) |
| 本期溢利 | | 632,241 | 158,212 |
| 分配為： | | | |
| 本公司股東 | | 631,585 | 155,637 |
| 少數股東權益 | | 656 | 2,575 |
| | | 632,241 | 158,212 |
| 中期股息 | 5 | 23,491 | 40,195 |
| | | 港仙 | 港仙 |
| 每股盈利 | 6 | | |
| 基本 | | [illegible] | [illegible] |

| | 地產 港幣千元 | 建築材料 港幣千元 | 其他 港幣千元 | 總數 港幣千元 |
|---|---|---|---|---|
| 截至二零零四年六月三十日止六個月 | | | | |
| 營業額 | 265,279 | 617,478 | 17,928 | 900,685 |
| 其他收益 | 5,584 | 5,025 | 804 | 11,413 |
| 經營溢利／(虧損) | 24,854 | 3,861 | (1,946) | 26,769 |
| 財務費用 | | | | (10,235) |
| 應佔溢利減虧損 | | | | |
| 共同控制實體 | 142,157 | 4,286 | — | 146,443 |
| 聯營公司 | — | 865 | — | 865 |
| 除稅前溢利 | | | | 163,842 |
| 稅項 | | | | (5,630) |
| 本期溢利 | | | | 158,212 |

地區分佈概列如下：

| | 營業額 二零零五年 港幣千元 | 營業額 二零零四年 港幣千元 | 經營溢利／(虧損) 二零零五年 港幣千元 | 經營溢利／(虧損) 二零零四年 港幣千元 |
|---|---|---|---|---|
| 香港 | 365,858 | 458,146 | 622,981 | 34,525 |
| 中國內地及其他地區 | 353,969 | 442,539 | 5,086 | (7,756) |
| | 719,827 | 900,685 | 628,067 | 26,769 |

3. 經營溢利

| | 二零零五年 港幣千元 | 二零零四年 港幣千元 |
|---|---|---|
| 經營溢利已計入： | | |
| 出售物業、機器及設備溢利 | 180 | 21 |
| 其他投資之公平值收益 | — | 5,989 |
| 投資物業之公平值收益 | 1,742 | — |
| 利息收入 | 9,379 | 10,677 |
| 非上市投資股息收入 | 17,721 | — |
| 收購一間共同控制實體所產生之負商譽 | 4,317 | — |
| 攤銷負商譽 | — | 316 |
| 並扣除： | | |
| 銷售存貨成本 | 507,058 | 554,566 |
| 折舊 | 37,744 | 37,561 |
| 攤銷 | | |
| 租賃土地及土地使用權 | 20,786 | 20,073 |
| 石礦場發展費用 | 932 | 871 |
| 清除表土費用 | 7,796 | 8,208 |
| 石礦場之改善費用 | 7,560 | 7,560 |
| 專利費 | 2,792 | 1,979 |
| 土地及樓房之經營租賃租金 | 13,327 | 14,048 |
| 其他投資之公平值虧損 | 73 | — |
| 其他投資之撥備 | — | 11,000 |
| 出售其他投資之虧損 | — | 2,893 |

4. 稅項

| | 二零零五年 港幣千元 | 二零零四年 港幣千元 |
|---|---|---|
| 本期稅項 | | |
| 香港利得稅 | 4,853 | 4,526 |
| 海外稅項 | 304 | 1,518 |
| 遞延稅項 | (30) | (414) |
| | 5,127 | 5,630 |

香港利得稅乃按照本期間內估計應課稅溢利以百分之十七點五(二零零四年：百分之十七點五)稅率提撥。本集團於海外經營業務產生之應課稅溢利乃按照有關國家之適用稅率提撥。

截至二零零五年六月三十日止六個月，應佔聯營公司及共同控制實體之稅項分別為港幣184,000元(二零零四年：港幣443,000元)及港幣4,425,000元(二零零四年：港幣31,381,000元)，已計入損益表內應佔聯營公司及共同控制實體溢利減虧損之中。

5. 中期股息

收購事項完成後，嘉華建材不再為本公司之附屬公司而成為25.9%聯營公司。

根據股東每持有本公司十股股份可獲一股嘉華建材股份的基準派付特別中期股息後，本集團於嘉華建材的股權由現時的25.9%進一步減至18.8%。嘉華建材將不再是本集團的聯營公司，並成為一項「可供出售財務資產」長期投資。

**經營業績**

本集團股東應佔溢利增至港幣631,585,000元，增幅達百分之三百零六。股東應佔溢利之大幅跳升，主要由於嘉華建材以先舊後新方式配售股份，以致本集團被視作於當中出售嘉華建材股份而產生溢利達港幣577,000,000元所致。於進行配售後，儘管本集團所持之嘉華建材股權被攤薄，但集團應佔嘉華建材資產淨值則按上述增加了港幣577,000,000元。

收購事項完成後，嘉華建材按協定價格每股面值港幣8.00元向賣方發行1,840,519,798股新嘉華建材股份，本集團所持之嘉華建材股權因此被進一步攤薄至25.9%，並產生另一筆為數幾近港幣三十億元之被視作出售溢利。該筆金額將於集團本年度下半年之賬目內記錄入賬。

**上海之物業發展項目**

期內，本集團位於上海市內環線大寧國際社區內一高尚住宅項目—上海慧芝湖花園第一期已於本年度五月展開落成前之市場推廣活動，可供預售之單位數目合共632個。至今為止，市場反應平淡，相信是由於中央政府及上海市政府自去年起實施多項措施以抑止房地產價格不斷上漲，因此大部份有意置業人士紛紛採取觀望態度所致。然而，房地產業市況淡靜，卻有助於加快本集團上海物業發展項目之拆遷工程進度。

隨著中國內地經濟及收入持續增長，城鎮家庭自置居所希望藉此改善生活質素之渴求依然十分殷切，由此可見，房地產業之長遠前景仍然相當樂觀。我們相信，上海慧芝湖花園第一項發展項目最終定可取得佳績，尤其是本集團大部分物業發展項目乃於二零零一年下半年或二零零二年年初收購，正值上海房地產價格剛開始飛升之時。

整體而言，本集團之上海物業發展項目及投資物業項目之進展順利。本集團座落於徐滙區淮海中路之甲級寫字樓上海嘉華中心，已於二零零五年第一季落成，出租率高逾百分之九十五。上海嘉華中心之租戶來自多家跨國企業，加上租金理想，該項投資物業可望為本集團帶來強勁、穩定之租金收入貢獻。

**香港之物業發展項目**

銅鑼灣山路及莊士敦道之發展項目順利如期發展。預期銅鑼灣山路之發展項目將於二零零五年年底或二零零六年年初展開預售前市場推廣活動，而莊士敦道之發展項目則於二零零六年年初著手進行預售前市場推廣活動。按香港目前市況來看，本集團預期該兩個項目將可為集團帶來可觀溢利。

**建築材料業務**

於本年度上半年，儘管香港經濟在種種利好跡象下漸現生機，但建材業務之市況仍然未見起色。於本期間，建築材料業務之營業額與去年相若，而股東應佔溢利則較去年增長約百分之二十三。

(II) 財務檢討

**財務狀況**

本集團之財務狀況持續強健。於二零零五年六月三十日，權益為港幣5,232,000,000元，與二零零四年十二月三十一日之港幣3,396,000,000元比較，上升百分之五十四。

期內，本集團透過行使可換股債券及認股權增加本公司之已發行股份數目。然而，所產生之攤薄已為本期間所確認之溢利抵銷。

**流動資金及負債比率**

於二零零五年六月三十日，本集團之現金及銀行結餘扣除短期貸款為港幣939,000,000元。在負債比率方面(定義為未償還之貸款總額減現金結餘後除以資產總額)維持在百分之二十的穩健水平。

本集團之流動資金狀況保持強健，有充裕之現金及足夠的銀行信貸，以應付營運資金、未來的收購及投資之需求。

**庫務政策**

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，本集團亦利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。

本集團並無投資於與本集團財務無關之衍生工具。

**本集團資產之抵押**

| | 附註 | 港仙 | 港仙 |
|---|---|---|---|
| 每股盈利 | 6 | | |
| 基本 | | 27.9 | 7.9 |
| 攤薄 | | 26.3 | 6.7 |

## 綜合資產負債表

二零零五年六月三十日

| | 附註 | 二零零五年六月三十日 港幣千元 | (重列) 二零零四年十二月三十一日 港幣千元 |
|---|---|---|---|
| **資產** | | | |
| **非流動資產** | | | |
| 物業、機器及設備 | | 492,862 | 506,055 |
| 投資物業 | | 328,540 | 326,798 |
| 租賃土地及土地使用權 | | 2,171,778 | 2,192,983 |
| 商譽 | | 16,617 | — |
| 共同控制實體 | | 961,104 | 489,739 |
| 聯營公司 | | 20,142 | 18,650 |
| 可供出售之財務資產 | | 92,054 | 152,375 |
| 其他非流動資產 | | 251,106 | 288,572 |
| | | 4,334,203 | 3,975,172 |
| **流動資產** | | | |
| 發展物業 | | 2,932,050 | 2,599,825 |
| 存貨 | | 94,047 | 93,175 |
| 應收賬款及預付款 | 7 | 879,560 | 820,597 |
| 可收回稅項 | | 4,406 | 4,384 |
| 其他投資 | | 109,710 | 44,547 |
| 現金及銀行結餘 | | 1,480,160 | 781,306 |
| | | 5,499,933 | 4,343,834 |
| **資產總額** | | 9,834,136 | 8,319,006 |
| **權益** | | | |
| 股本 | | 233,428 | 201,564 |
| 儲備 | | 3,717,797 | 2,471,190 |
| 股東權益 | | 3,951,225 | 2,672,754 |
| 少數股東權益 | | 1,280,576 | 723,354 |
| **權益總額** | | 5,231,801 | 3,396,108 |
| **負債** | | | |
| **非流動負債** | | | |
| 借貸 | | 1,645,116 | 2,773,224 |
| 遞延稅項負債 | | 85,603 | 78,375 |
| 負商譽 | | — | 136 |
| 撥備 | | 163,347 | 180,873 |
| | | 1,894,066 | 3,032,608 |
| **流動負債** | | | |
| 應付賬款及應計費用 | 8 | 1,052,371 | 1,005,969 |
| 借貸之現期部份 | | 1,612,772 | 844,542 |
| 應付稅項 | | 43,126 | 39,779 |
| | | 2,708,269 | 1,890,290 |
| **負債總額** | | 4,602,335 | 4,922,898 |
| **權益及負債總額** | | 9,834,136 | 8,319,006 |

## 附註

1. 編製基準

此中期財務資料乃根據歷史成本會計法編製，並對若干物業，可供出售之財務資產及其他短期投資的重估值作出修訂，及按照香港財務報告準則編製而成。中期財務資料乃根據香港會計師公會頒佈的香港會計準則第34號「中期財務報告」呈列。

編製中期財務資料所應用之會計政策，與截至二零零四年十二月三十一日止年度之年度財務報表所用者貫徹一致，惟因採納新訂及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)(其對二零零五年一月一日或之後開始之會計期間有效)，本集團已更改若干會計政策。

2. 分部資料

本集團主要從事物業發展及投資、製造、銷售及分銷建築材料。業務分部載列如下：

| 截至二零零五年六月三十日止六個月 | 地產 港幣千元 | 建築材料 港幣千元 | 其他 港幣千元 | 總數 港幣千元 |
|---|---|---|---|---|
| 營業額 | 157,116 | 539,572 | 23,139 | 719,827 |
| 其他收益 | 3,039 | 7,421 | 12,729 | 23,189 |
| 經營溢利／(虧損) | 50,950 | (10,244) | 587,361 | 628,067 |
| 財務費用 | | | | (20,663) |
| 應佔溢利減虧損 | | | | |
| 共同控制實體 | 20,531 | 7,945 | — | 28,476 |
| 聯營公司 | — | 1,492 | — | 1,492 |
| 除稅前溢利 | | | | 637,368 |
| 稅項 | | | | (5,127) |
| 本期溢利 | | | | 632,241 |

零四年：港幣443,000元)及港幣4,425,000元(二零零四年：港幣31,331,000元)，已計入損益表內應佔聯營公司及共同控制實體溢利減虧損之中。

5. 中期股息

董事會宣派截至二零零五年六月三十日止六個月之中期現金股息，每股港幣1仙(二零零四年：以股代息附現金選擇權，每股港幣2仙)，合共港幣23,491,000元(二零零四年：港幣40,195,000元)，給予在二零零五年十月二十一日已登記於本公司股東名冊內之股東。此金額將於截至二零零五年十二月三十一日止年度列作收益儲備分配。

董事會亦已宣派截至二零零五年六月三十日止之六個月的特別中期股息，股息將以實物派付嘉華建材有限公司(「嘉華建材」)股份的方式，派付予二零零五年十月二十一日營業時間結束時已登記於本公司股東名冊及分冊內之股東；基準為當時每持有十股本公司股份獲派一股嘉華建材股份。

根據分派，將予分派的嘉華建材股份於本公佈日期的總市值為港幣1,268,519,000元，相等於每股約港幣0.54元之股息。將於本公司賬目內入賬的實際股息金額，將根據於寄出分派股份股票日期嘉華建材股份收市價釐定。

6. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣631,585,000元(二零零四年：港幣155,637,000元(經重列))及期內已發行股份2,261,175,000股(二零零四年：1,980,970,000股)之加權平均數計算。

每股攤薄盈利乃根據經調整股東應佔溢利港幣638,492,000元(二零零四年：港幣143,715,000元(經重列))及期內已發行股份2,420,923,000股(二零零四年：2,146,658,000股)之加權平均數，並就所有具攤薄作用之潛在股份所造成之影響作出調整後計算。

7. 應收賬款及預付款

| | 二零零五年六月三十日 港幣千元 | 二零零四年十二月三十一日 港幣千元 |
|---|---|---|
| 應收貿易賬款 | 491,783 | 471,934 |
| 其他應收賬款 | 130,063 | 130,293 |
| 預付款 | 64,542 | 63,133 |
| 應收共同控制實體款項 | 191,224 | 155,237 |
| 應收一少數股東款項 | 1,948 | — |
| | 879,560 | 820,597 |

本集團根據當地有關行業之標準制定信貸政策。本集團給予香港客戶之信用期限平均一般介乎30天至60天，而給予中國內地客戶之信貸期限則介乎120天至180天。此政策由管理層作定期檢討。

本集團之應收貿易賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

| | 二零零五年六月三十日 港幣千元 | 二零零四年十二月三十一日 港幣千元 |
|---|---|---|
| 一個月內 | 97,523 | 135,270 |
| 二至三個月 | 141,721 | 157,988 |
| 四至六個月 | 81,028 | 89,423 |
| 六個月以上 | 171,511 | 89,253 |
| | 491,783 | 471,934 |

8. 應付賬款及應計費用

| | 二零零五年六月三十日 港幣千元 | 二零零四年十二月三十一日 港幣千元 |
|---|---|---|
| 應付貿易賬款 | 276,068 | 300,403 |
| 其他應付賬款 | 73,823 | 79,849 |
| 營運應計費用 | 112,154 | 88,403 |
| 已收按金 | 51,851 | 28,872 |
| 應付共同控制實體款項 | 243,507 | 204,500 |
| 應付少數股東之款項 | 294,968 | 303,942 |
| | 1,052,371 | 1,005,969 |

本集團之應付貿易賬款依發票日期之賬齡分析如下：

| | 二零零五年六月三十日 港幣千元 | 二零零四年十二月三十一日 港幣千元 |
|---|---|---|
| 一個月內 | 142,457 | 186,800 |
| 二至三個月 | 58,155 | 63,237 |
| 四至六個月 | 32,424 | 26,502 |
| 六個月以上 | 43,032 | 23,864 |
| | 276,068 | 300,403 |

## 管理層之討論及分析

(I) 回顧及展望

二零零五年上半年股東應佔溢利為港幣631,585,000元，較去年同期為港幣155,637,000元上升百分之三百零六。

*採納新訂或經修訂之財務報告準則*

此乃本集團採納自二零零五年一月一日生效之新訂香港財務報告準則後之首份半年度財務報告。除若干呈列方式有變連同比較數字作出調整外，該等會計政策之變動並無對所檢討之賬目構成任何重大影響。

然而，該等變動可能會對本集團日後之營運構成若干影響。而對日後賬目之主要影響為發展物業之收益確認將於發展項目落成出售後方可確認，而並非按工程進度予以確認。

*嘉華建材收購銀河*

於二零零五年七月二十二日，嘉華建材有限公司(「嘉華建材」)旗下一間全資擁有附屬公司 Canton Treasure Group Ltd. 根據一份於二零零五年三月十四日訂立之有條件收購協議(經二零零五年四月一日及二零零五年五月三十一日訂立之兩份補充協議修訂)，已完成收購銀河娛樂場股份有限公司(「銀河」)的88.1%有投票權股份(附有97.9%經濟權益)，代價為港幣18,405,198,023元。

根據香港聯合交易所有限公司證券上市規則，上述收購事項構成本公司一項關連交易、被視為非常重大的出售事項及非常重大的收購事項，且收購事項已於二零零五年七月十九日正式召開及舉行之股東特別大會上獲本公司獨立股東正式批准。

有關收購事項之其他詳情，已載於本公司於二零零五年六月三十日向其股東刊發之通函內。

本集團並無投資於與本集團財務無關之衍生工具。

*本集團資產之抵押*

賬面值港幣135,000,000元(二零零四年十二月三十一日：港幣261,000,000元)之投資物業，及賬面值港幣256,000,000元(二零零四年十二月三十一日：港幣259,000,000元(經重列))之土地和樓房已分別抵押予銀行作為本集團借貸之擔保。

*或然負債*

本公司已就若干附屬公司取得之信貸額港幣3,772,000,000元(二零零四年十二月三十一日：港幣3,844,000,000元)向銀行及財務機構出具擔保，其中已動用之信貸額為港幣2,204,000,000元(二零零四年十二月三十一日：港幣1,904,000,000元)。

本公司就一間附屬公司發行為數港幣154,000,000元(二零零四年十二月三十一日：港幣864,000,000元)之可換股債券向可換股債券持有人出具擔保。

本公司就一間附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

*僱員及薪酬政策*

於二零零五年六月三十日，本集團在香港及中國內地僱用超過2,400名僱員(二零零四年：2,268人)(不包括聯營公司及共同控制實體)。於回顧期間之僱員成本(不包括董事酬金)合共港幣122,000,000元(二零零四年：港幣104,000,000元)。

本集團聘用及擢升僱員以工作能力及發展潛質為原則，並為僱員提供具競爭力之薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬福利配套及長期挽留優秀管理人材。該計劃獲得股東批准後於一九八九年開始推行。此外，本集團亦參照中國內地市場之薪酬水平，釐定內地員工之薪酬福利，並著重為員工提供培訓及發展之機會。

## 購入、出售或贖回本公司之上市證券

本公司於截至二零零五年六月三十日止之六個月，並無贖回任何本公司之股份及債券。本公司及其任何附屬公司亦未於上述期間內購入或出售任何本公司之股份及債券。

## 審核委員會

本集團截至二零零五年六月三十日止之六個月之中期財務資料，經本公司之核數師羅兵咸永道會計師事務所審閱後，已由本公司之審核委員會審閱。

## 企業管治

本公司於二零零五年六月三十日止之六個月均一直遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四所載之企業管治常規守則(「守則」)之守則條文(守則條文C.2內部監控除外)，惟有下列偏離：

(甲) 守則條文 A.4.2

董事會主席及董事總經理毋須輪值告退。將會於二零零六年股東週年大會建議一項有關修訂本公司的公司細則之特別決議案，動議每位董事(包括董事會主席及董事總經理)均須於至少每三年輪值告退一次。

(乙) 守則條文 A.5.4

本公司於二零零五年八月十七日已就有關僱員買賣本公司證券事宜設定書面指引。

(丙) 守則條文 B.1.1

本公司現正進行設立由適當人選組成之薪酬委員會及權責範圍。

(丁) 守則條文 C.3.3

於二零零五年九月十四日，本公司審核委員會之權責範圍修訂已在該守則條文內加入其職責。

(戊) 守則條文 E.1.2

主席並無出席於二零零五年四月二十八日本公司之股東週年大會。根據本公司之公司細則，由出席會議之董事推選董事總經理呂耀東先生主持該會議。

## 暫停辦理登記手續

本公司將於二零零五年十月十四日至二零零五年十月二十一日(首尾兩天包括在內)暫停辦理主要及分處股份過戶登記手續。股東如欲確保收取中期現金股息及特別中期股息，一切填妥之過戶文件連同有關之股票須於二零零五年十月十三日下午四時前送達香港灣仔皇后大道東183號合和中心17樓1712－1716室本公司於香港之股份過戶登記分處香港中央證券登記有限公司完成辦理過戶登記手續。

## 刊載進一步資料

本公佈將分別登載於本公司及聯交所之網頁。本集團之中期財務資料已經由本公司之核數師羅兵咸永道會計師事務所審閱，核數師之審閱報告將包括在致股東之中期報告內。

截至二零零五年六月三十日止之六個月之中期報告載有上市規則附錄十六規定之所有適用資料，將於二零零五年九月下旬寄發予股東及分別登載於本公司及聯交所之網頁。

## 董事局

於本公佈日期，執行董事為呂志和博士(主席)、呂耀東先生、倫贊球先生、許淇安先生，鄧志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
鄭兆文

香港，二零零五年九月十四日

主要營業地點：
香港
北角
渣華道191號
嘉華國際中心29樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

網址：*www.kwih.com*

* 僅供識別

Thursday, September 15, 2005 South China Morning Post



# K. WAH INTERNATIONAL HOLDINGS LIMITED

*(incorporated in Bermuda with limited liability)*

**(stock code: 173)**

## DISTRIBUTION IN SPECIE OF THE COMPANY'S KWCM SHARES

The Board is pleased to announce that it has declared a special interim dividend on 14 September 2005 to be satisfied by way of a distribution in specie of the KWCM Shares held by the Company in the proportion of one KWCM Share for every ten Shares held by the Shareholders whose names appear on the register of members of the Company as at the close of business on the Record Date. Fractional entitlements are to be disregarded.

The Company currently owns an aggregate of 852,775,351 KWCM Shares, representing approximately 25.92% of the issued share capital of KWCM. As at the date of this announcement, there are 2,349,109,718 Shares in issue. On the basis that there is no change in the issued share capital of the Company up to the Record Date, an aggregate of 234, 910, 971 KWCM Shares will be distributed pursuant to the Distribution. Further, as at the date of this announcement, there are (i) outstanding share options of the Company which entitle grantees to subscribe for a total of 18,726,000 Shares; and (ii) outstanding KWIH Bonds which entitle holders to convert the same into a total of 59,555,555 Shares. Assuming all these outstanding share options are exercised and all the KWIH Bonds are converted into Shares on or before 4:00 p.m. on 13 October 2005, being the latest time for lodging transfer of the Shares in order to qualify for entitlement pursuant to the Distribution, there will be 2,427,391,273 Shares in issue and accordingly, an aggregate of 242,739,127 KWCM Shares will be distributed pursuant to the Distribution.

### 1. INTRODUCTION

The Board is pleased to announce that it has declared a special interim dividend on 14 September 2005 to be satisfied by way of a distribution in specie of the KWCM Shares held by the Company in the proportion of one KWCM Shares for every ten Shares held by the Shareholders whose names appear on the register and branch register of members of the Company as at the close of business on the Record Date. Fractional entitlements are to be disregarded.

The Company currently owns an aggregate of 852,775,351 KWCM Shares, representing approximately 25.92% of the issued share capital of KWCM. As at the date of this announcement, there are 2,349,109,718 Shares in issue. On the basis that there is no change in the issued share capital of the Company up to the Record Date, an aggregate of 234,910,971 KWCM Shares will be distributed pursuant to the Distribution. Further, as at the date of this announcement, there are (i) outstanding share options of the Company which entitle grantees to subscribe for a total of 18,726,000 Shares; and (ii) outstanding KWIH Bonds which entitle holders to convert the same into a total of 59,555,555 Shares. Assuming all these outstanding share options are exercised and all the KWIH Bonds are converted into the Shares on or before 4:00 p.m. on 13 October 2005, being the latest time for lodging transfer of the Shares in order to qualify for entitlement pursuant to the Distribution, there will be 2,427,391,273 Shares in issue and accordingly, an aggregate of 242,739,127 KWCM Shares will be distributed pursuant to the Distribution.

The Distribution will not be made to the Overseas Shareholders in the event that the Directors, upon making enquiry, consider such exclusion to be necessary or expedient on account of either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places and accordingly, such Overseas Shareholders will not receive the KWCM Shares pursuant to the Distribution. Instead, arrangements will be made for the KWCM Shares which would otherwise have been distributed to such Overseas Shareholders to be sold in the market as soon as practicable after the posting of the share certificates of the Distribution Shares and any proceeds of sale will be distributed in Hong Kong dollars to such persons pro rata to their entitlements (except that amounts of less than HK$100 payable to the respective Shareholders will be retained for the benefit of the Company).

The aggregate market value of the KWCM Shares to be distributed under the Distribution as at the date of this announcement is HK$1,268,519,243.40, which equates to a dividend of approximately HK$0.54 per Share before Distribution (on the assumption that there is no change in the issued share capital of the Company from the date of this announcement up to the Record Date). The actual amount of dividends to be booked to the accounts of the Company will be determined based on the closing price of the KWCM Shares as at the date of posting the share certificates of the Distribution Shares.

The Distribution Shares are credited as fully paid and will rank pari passu in all respects with all other KWCM Shares in issue and with each other, save for any dividends/distributions declared, paid or made by KWCM before the Record Date. The Company will bear the stamp duty which may be payable as a result of the transfer of the Distribution Shares by the Company to the Qualifying Shareholders.

### 2. TENTATIVE TIMETABLE

| | |
|---|---|
| Last day of dealings in the Shares on a cum-entitlement basis | 10 October 2005 |
| Commencement of dealings in the Shares on an ex-entitlement basis | 12 October 2005 |
| Latest time for lodging transfer of the Shares in order to qualify for entitlement pursuant to the Distribution | 4:00 p.m., 13 October 2005 |
| Closure of the register and branch register of members of the Company | 14–21 October 2005 |
| Record Date | 21 October 2005 |
| Re-opening of the register and branch register of members of the Company | 24 October 2005 |
| Posting of the share certificates of the Distribution Shares | 4 November 2005 |

*Note:* The above tentative timetable is an indication only. Should there be any change to the above tentative timetable, further announcement will be made by the Company as and when necessary.

### 3. EFFECTS OF THE DISTRIBUTION

As at the date of this announcement, the Company owns an aggregate of 852,775,351 KWCM Shares, representing approximately 25.92% of the issued share capital of KWCM and will, upon completion of the Distribution (on the assumption that there is no change in the issued share capital of the Company from the date of this announcement up to the Record Date), own an aggregate

| | |
|---|---|
| Latest time for lodging transfer of the Shares in order to qualify for entitlement pursuant to the Distribution | 4:00 p.m., 13 October 2005 |
| Closure of the register and branch register of members of the Company | 14–21 October 2005 |
| Record Date | 21 October 2005 |
| Re-opening of the register and branch register of members of the Company | 24 October 2005 |
| Posting of the share certificates of the Distribution Shares | 4 November 2005 |

*Note:* The above tentative timetable is an indication only. Should there be any change to the above tentative timetable, further announcement will be made by the Company as and when necessary.

3. EFFECTS OF THE DISTRIBUTION

As at the date of this announcement, the Company owns an aggregate of 852,775,351 KWCM Shares, representing approximately 25.92% of the issued share capital of KWCM and will, upon completion of the Distribution (on the assumption that there is no change in the issued share capital of the Company from the date of this announcement up to the Record Date), own an aggregate of 617,864,380 KWCM Shares, representing approximately 18.8% of the issued share capital of KWCM. Currently, KWCM is an associated company of the Company, and the results of the KWCM Group will be accounted for in the consolidated financial statements of the Company. Following the Distribution, the Company's interest in KWCM will be reduced to 18.8%, and the Company will no longer equity account for the results of KWCM in its own consolidated financial statements. The Company will not share in the profit/loss (if any) in the results of the KWCM Group.

Given the different operating characteristics of the businesses of the Group, and the KWCM Group, the Distribution will enhance the transparency of the performance of their respective business operations, and enables the respective management teams of the Group and the KWCM Group to become focused on their respective business areas and to implement financing and business development plans according to their specific needs.

4. BENEFITS TO THE SHAREHOLDERS AND BENEFITS TO THE COMPANY

KWCM is now a major player in Macau gaming industry. The Distribution enables the Shareholders to hold a direct investment in the KWCM Shares, and to participate in the prospect of KWCM in the fast growing Macau gaming industry. The Distribution has the benefit of offering the Shareholders greater flexibility to diversify and plan their investments. This is especially so when the current share price of the Company does not fully reflect the value of the KWCM Shares held by it and the Distribution may increase the aggregate value of the Shareholders' combined investments in the Company and KWCM.

5. INFORMATION ON THE COMPANY

The Company is an investment holding company and the Group is principally engaged in the business of property investment and development in Hong Kong and mainland China as well as investment holding in KWCM.

6. INFORMATION OF KWCM

KWCM is an investment holding company and the KWCM Group is principally engaged in the business of the manufacture, sale and distribution of construction materials in Hong Kong and mainland China. The KWCM Group is also engaged in the entertainment and hospitality businesses in Macau. The current shareholding of the Company in KWCM is approximately 25.92% and KWCM is an associated company of the Company.

7. CLOSURE OF REGISTERS OF MEMBERS

The register and branch register of members of the Company will be closed from 14 October 2005 to 21 October 2005, both days inclusive, during which period no Shares will be registered. For ascertaining Shareholders' entitlement to the Distribution, all share transfer documents together with the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited, at 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on 13 October 2005.

8. SHARE CERTIFICATES OF THE DISTRIBUTION SHARES

Definitive certificates for the Distribution Shares are expected to be despatched by mail to the respective addresses of the Qualifying Shareholders, at their own risks, by no later than 4 November 2005. Fractional shares will not be issued but fractional entitlements will be aggregated and disposed of for the benefit of the Company.

9. DEFINITIONS

In this announcement, the following expressions have their respective meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "Board" | the board of Directors |
| "Company" | K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange |
| "Director(s)" | the director(s) of the Company |
| "Distribution" | payment of a special interim dividend to be satisfied by way of a distribution in specie to the Shareholders registered on the register of members on the Record Date |
| "Distribution Shares" | the KWCM Shares to be distributed by the Company under the Distribution |
| "Group" | the Company and its subsidiaries |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "KWCM" | K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange and an associated company of the Company |
| "KWCM Group" | KWCM and its subsidiaries |
| "KWCM Shares" | shares of HK$0.10 each in the capital of KWCM |
| "KWIH Bonds" | the HK$864,260,000 (initial principal amount) 0.50% guaranteed convertible bonds due 2009 convertible into fully-paid Shares and issued by K. Wah International Finance Limited (a wholly-owned subsidiary of the Company) on 23 March 2004 |
| "Macau" | the Macau Special Administrative Region of the People's Republic of China |
| "Overseas Shareholders" | Shareholders whose addresses as shown in the register of members in Bermuda and the Hong Kong branch register of members of the Company at the close of business on the Record Date are outside of Hong Kong |
| "Qualifying Shareholders" | Shareholders other than the Overseas Shareholders who will be excluded from receiving the KWCM Shares pursuant to the Distribution on account of either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places and accordingly |
| "Record Date" | the record date for ascertaining the entitlements of the Shareholders to participate in the Distribution |
| "Shareholders" | the shareholders of the Company |
| "Shares" | shares of HK$0.10 each in the capital of the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |

2005年9月15日 香港經濟日報

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

# K. WAH INTERNATIONAL HOLDINGS LIMITED
# 嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

## 以實物派付本公司持有之嘉華建材股份

董事會欣然宣佈，已於二零零五年九月十四日宣派特別中期股息，股息將根據於記錄日期營業時間結束時名列本公司股東名冊的股東每持有本公司十股股份可獲一股嘉華建材股份的基準，以實物派付本公司持有的嘉華建材股份的方式予以派付。零碎股份將不予計算。

本公司目前擁有合共852,775,351股嘉華建材股份，佔嘉華建材已發行股本約25.92%。於本公佈日期，已發行股份合共2,349,109,718股。根據截至記錄日期本公司已發行股本並無變動，根據分派，將有合共234,910,971股嘉華建材股份予以分派。另外，於本公佈日期，(i)本公司的尚未行使認股權讓承受人認購合共18,726,000股股份；及(ii)尚未行使嘉華國際債券可轉換為合共59,555,555股股份。假設於二零零五年十月十三日下午四時（即為符合資格在分派中獲得分派而遞交股份過戶表格最後時間）或之前，所有此等尚未行使認股權獲行使及所有嘉華國際債券轉換為股份，已發行股份將為2,427,391,273股股份，故此會有合共242,739,127股嘉華建材股份根據分派予以分派。

### 1. 引言

董事會欣然宣佈，已於二零零五年九月十四日宣派特別中期股息，股息將根據於記錄日期營業時間結束時名列本公司股東名冊及分冊的股東每持有十股股份可獲一股嘉華建材股份的基準，以實物派付本公司持有的嘉華建材股份的方式予以派付。零碎股份將不予計算。

本公司目前擁有合共852,775,351股嘉華建材股份，佔嘉華建材已發行股本約25.92%。於本公佈日期，已發行股份合共2,349,109,718股。根據截至記錄日期本公司已發行股本並無變動，根據分派，將有合共234,910,971股嘉華建材股份予以分派。另外，於本公佈日期，(i)本公司的尚未行使購股權讓承受人認購合共18,726,000股股份；及(ii)尚未行使嘉華國際債券讓持有人轉換以獲取合共59,555,555股股份。假設於二零零五年十月十三日下午四時（即為符合資格在分派中獲得分派而遞交股份過戶表格最後時間）或之前，所有此等尚未行使認股權獲行使及所有嘉華國際債券轉換為股份，已發行股份將為2,427,391,273股股份，故此會有合共242,739,127股嘉華建材股份根據分派予以分派。

倘若董事在作出查詢後，因有關地區的法律有所限制或該等地區的有關監管機構或證券交易所有所規定，認為有所必要或權宜，不會向海外股東作出分派，故此，該等海外股東不會根據分派收取嘉華建材股份。反之，原應分派予海外股東的嘉華建材股份將於郵寄分派股份之股票後安排在切實可行情況下盡快在市場上出售，而出售所得款項，將以港幣按該等人士的配額比例分派予彼等（惟少於港幣100元的應付股東款項將歸本公司所有）。

根據分派，將予分派的嘉華建材股份於本公佈日期的總市值為港幣1,268,519,243.40元，相等於分派前每股股份約港幣0.54元之股息（假設由本公佈日期直至記錄日期止本公司的已發行股本並無變動）。將於本公司賬目內入賬的實際股息金額，將根據於寄出分派股份股票日期嘉華建材股份收市價釐定。

分派股份乃入賬列為繳足，並在各方面彼此之間及與所有其他已發行嘉華建材股份之間均享有同等權益，惟不包括任何在記錄日期前嘉華建材已宣派、派付或作出的股息／分派。本公司將負擔因本公司向合資格股東轉讓分派股份而應支付的印花稅。

### 2. 暫定時間表

| | |
|---|---|
| 股份按附權基準買賣最後日期 | 二零零五年十月十日 |
| 股份按除權基準買賣首日 | 二零零五年十月十二日 |
| 為符合在分派中獲得分派而遞交股份過戶表格最後時間 | 二零零五年十月十三日下午四時 |
| 本公司暫停辦理股東名冊及分冊股份過戶登記手續 | 二零零五年十月十四日至二十一日 |
| 記錄日期 | 二零零五年十月二十一日 |
| 本公司重新辦理股東名冊及分冊股份過戶登記手續 | 二零零五年十月二十四日 |
| 寄出分派股份之股票 | 二零零五年十一月四日 |

附註：上述暫定時間表僅供參考。倘若上述暫定時間表有任何變動，本公司將於需要時發表進一步公佈。

### 3. 分派的影響

於本公佈日期，本公司合共持有852,775,351股嘉華建材股份，佔嘉華建材已發行股本約25.92%。於完成分派時（假設自本公佈日期起至記錄日期本公司已發行股本並無改變），本公司將合共持有617,864,380股嘉華建材股份，佔嘉華建材已發行股本約18.8%。目前，嘉華建材為本公司的聯營公司，嘉華建材集團的業績將於本公司的綜合財務報表內入賬。分派後，本公司於嘉華建材的權益將減少至18.8%，嘉華建材的業績將無須於本公司的綜合財務報表內以權益會計法入賬。本公司將不再分佔嘉華建材集團的業績溢利／虧損（如有）。

鑑於本集團及嘉華建材集團的業務具不同經營特色，分派可提高彼等各自業務營運表現的透明度，亦可令本集團

為符合資格獲得分派而遞交股份過戶表格最後時間 .................... 二零零五年十月十三日下午四時
本公司暫停辦理股東名冊及分冊股份過戶登記手續 .................... 二零零五年十月十四日至二十一日
記錄日期 .................................................. 二零零五年十月二十一日
本公司重新辦理股東名冊及分冊股份過戶登記手續 .................... 二零零五年十月二十四日
寄出分派股份之股票 ............................................ 二零零五年十一月四日

附註： 上述暫定時間表僅供參考。倘若上述暫定時間表有任何變動，本公司將於需要時發表進一步公佈。

## 3. 分派的影響

於本公佈日期，本公司合共持有852,775,351股嘉華建材股份，佔嘉華建材已發行股本約25.92%。於完成分派時(假設自本公佈日期起至記錄日期本公司已發行股本並無改變)，本公司將合共持有617,864,380股嘉華建材股份，佔嘉華建材已發行股本約18.8%。目前，嘉華建材為本公司的聯營公司，嘉華建材集團的業績將於本公司的綜合財務報表內入賬。分派後，本公司於嘉華建材的權益將減少至18.8%，嘉華建材的業績將無須於本公司的綜合財務報表內以權益會計法入賬。本公司將不再分佔嘉華建材集團的業績溢利／虧損(如有)。

鑑於本集團及嘉華建材集團的業務具不同經營特色，分派可提高彼等各自業務營運表現的透明度，亦可令本集團及嘉華建材集團各自的管理層更加專注各自的業務範圍，並按彼等特定的需要推行財務及業務發展計劃。

## 4. 對股東及本公司的裨益

嘉華建材目前為澳門博彩業中的主要公司。分派可令股東直接投資於嘉華建材股份，並分享嘉華建材於增長迅速的澳門博彩業中的前景。分派亦可為股東在分散及計劃投資方面提供更高靈活性，尤其在本公司目前股價未能全面反映其所持有的嘉華建材股份價值時，分派可提升股東於本公司及嘉華建材合併投資的總價值。

## 5. 有關本公司的資料

本公司為一間投資控股公司，本集團主要於香港及中國內地從事物業投資及發展，以及於嘉華建材的投資控股。

## 6. 有關嘉華建材的資料

嘉華建材為一間投資控股公司，嘉華建材集團主要於香港及中國內地從事製造、銷售及分銷建築材料。嘉華建材集團亦於澳門從事娛樂及酒店業務。本公司目前持有嘉華建材約25.92%股權，嘉華建材為本公司的聯營公司。

## 7. 暫停辦理股份過戶登記

本公司將於二零零五年十月十四日至二零零五年十月二十一日(首尾兩天包括在內)暫停辦理股東名冊及分冊股份過戶登記手續。為確定股東收取分派配額，所有股份過戶文件連同有關之股票須不遲於二零零五年十月十三日下午四時送達本公司之股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

## 8. 分派股份的股票

分派股份的正式股票預期不遲於二零零五年十一月四日以郵遞方式發送至合資格股東各自的地址，郵誤風險概由彼等承擔。零碎股份將不予發行，惟零碎配額將予彙集及出售，所得款項歸本公司所有。

## 9. 釋義

於本公佈內，除文義另有所指外，以下詞彙具有下文所載之涵義。

| | | |
|---|---|---|
| 「董事會」 | 指 | 董事會 |
| 「本公司」 | 指 | K. Wah International Holdings Limited (嘉華國際集團有限公司)，一間於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市 |
| 「董事」 | 指 | 本公司的董事 |
| 「分派」 | 指 | 以實物分派方式向於記錄日期名列股東名冊的股東派付特別中期股息 |
| 「分派股份」 | 指 | 根據分派，本公司將予分派的嘉華建材股份 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「港幣」 | 指 | 香港法定貨幣港元 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「嘉華建材」 | 指 | 嘉華建材有限公司，一間於香港註冊成立之有限公司，其股份於聯交所主板上市，並為本公司的聯營公司 |
| 「嘉華建材集團」 | 指 | 嘉華建材及其附屬公司 |
| 「嘉華建材股份」 | 指 | 嘉華建材股本中每股面值港幣0.10元的股份 |
| 「嘉華國際債券」 | 指 | 首筆本金額為港幣864,260,000元於二零零九年到期的0.50%有擔保可換股債券，可轉換為繳足股份，並由本公司一間全資附屬公司 K. Wah International Finance Limited 於二零零四年三月二十三日發行 |
| 「澳門」 | 指 | 中華人民共和國澳門特別行政區 |
| 「海外股東」 | 指 | 於記錄日期營業時間結束時根據本公司於百慕達之股東名冊及股東名冊香港分冊所載地址在香港境外的股東 |
| 「合資格股東」 | 指 | 除海外股東(根據分派不得獲取嘉華建材股份，理據為有關地區的法律有所限制或該等地區的有關監管機構或證券交易所有所規定)以外的股東 |
| 「記錄日期」 | 指 | 確定股東參與分派配額的記錄日期 |
| 「股東」 | 指 | 本公司股東 |
| 「股份」 | 指 | 本公司股本中每股面值港幣0.10元的股份 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |

承董事會命

## K. WAH INTERNATIONAL HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock code: 173)**

## K. WAH CONSTRUCTION MATERIALS LIMITED

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 27)**

# CONTINUING CONNECTED TRANSACTIONS ENTERING INTO OF TENANCY AGREEMENTS

The Landlord entered into the Tenancy Agreements with the Tenants respectively on 2 June 2005, pursuant to which the Landlord agreed to lease the Properties to the Tenants for a term of 3 years commencing from 1 June 2005. The aggregate annual rental receivable by the Landlord and payable by the Tenants under the Tenancy Agreements for each of the four financial years ending 31 December 2008 will be approximately HK$1,175,430, HK$2,015,020, HK$2,015,020 and HK$839,590, respectively, which will also be the annual caps in respect of the Tenancy Agreements for each of the respective financial years.

The Landlord is an indirect non wholly-owned subsidiary of KWIH. The Tenants are indirect subsidiaries of KWCM. Following the completion of the Acquisition on 22 July 2005, KWCM became indirectly held as to approximately 35.44% by the Trusts. KWIH is held as to 53.80% by the Trusts. Accordingly, the Landlord is a connected person of KWCM and the Tenants became connected persons of KWIH and the Tenancies become continuing connected transactions of both KWIH and KWCM under the Listing Rules.

The terms of the Tenancy Agreements were negotiated and arrived at on an arm's length basis and in the ordinary and usual course of business with reference to the prevailing market leasing terms and conditions. The directors of KWIH and KWCM, including the independent non-executive directors of KWIH and KWCM, consider that the terms of the Tenancy Agreements are on normal commercial terms and are fair and reasonable and in the interests of KWIH and KWCM and their respective shareholders as a whole.

As the relevant percentage ratios in respect of the aggregate annual rental receivable by the Landlord and payable by the Tenants under the Tenancy Agreements are greater than 0.1% but less than 2.5%, the Tenancies are only subject to the annual review, reporting and announcement requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

### 1. INTRODUCTION

The Landlord entered into the Tenancy Agreements with the Tenants respectively on 2 June 2005, details of which are more particularly disclosed below.

### 2. THE TENANCY AGREEMENTS

The principal terms of the Tenancy Agreements are as follows:

(a) 1st Tenancy Agreement

| | |
|---|---|
| Date | : 2 June 2005 |
| Parties | : (1) Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司) as landlord<br>(2) Shanghai Jiajian Concrete as tenant |
| Property | : Unit 1802, Shanghai K. Wah Centre, No. 1010 Huaihai Zhong Road, Xuhui District, Shanghai, the PRC |
| Gross floor area | : about 410.21 square metres |
| Term | : three years from 1 June 2005 to 31 May 2008, both days inclusive |
| Monthly rental | : US$9,857 (equivalent to approximately HK$76,884.60), exclusive of management fee which will be receivable by a management company, an Independent Third Party |
| Use of the Property | : office premises of Shanghai Jiajian Concrete |

(b) 2nd Tenancy Agreement

| | |
|---|---|
| Date | : 2 June 2005 |
| Parties | : (1) Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司) as landlord<br>(2) Shanghai Xin Cai Concrete as tenant |
| Property | : Unit 1803, Shanghai K. Wah Centre, No. 1010 Huaihai Zhong Road, Xuhui District, Shanghai, the PRC |
| Gross floor area | : about 118.89 square metres |
| Term | : three years from 1 June 2005 to 31 May 2008, both days inclusive |
| Monthly rental | : US$2,857 (equivalent to approximately HK$22,284.60), exclusive of management fee which will be receivable by a management company, an Independent Third Party |
| Use of the Property | : office premises of Shanghai Xin Cai Concrete |

(c) 3rd Tenancy Agreement

| | |
|---|---|
| Date | : 2 June 2005 |
| Parties | : (1) Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司) as landlord<br>(2) Shanghai Jia Shen Concrete as tenant |
| Property | : Unit 1804, Shanghai K. Wah Centre, No. 1010 Huaihai Zhong Road, Xuhui District, Shanghai, the PRC |
| Gross floor area | : about 366.82 square metres |
| Term | : three years from 1 June 2005 to 31 May 2008, both days inclusive |
| Monthly rental | : US$8,814 (equivalent to approximately HK$68,749.20), exclusive of management fee which will be receivable by a management company, an Independent Third Party |
| Use of the Property | : office premises of Shanghai Jia Shen Concrete |

### 3. ANNUAL CAPS

Taking into account of the following aggregate annual rental receivable by the Landlord and payable by the Tenants in cash on a monthly basis under the Tenancy Agreements for each of the four financial years ending 31 December 2008, the annual caps in respect of the Tenancy Agreements will be the same as the aggregate annual rental for each of the respective financial years:

| | For the year ending 31 December | | | |
|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2008 |
| | *HK$* | *HK$* | *HK$* | *HK$* |
| Approximate aggregate annual rental (i.e. the annual caps) | 1,175,430 | 2,015,020 | 2,015,020 | 839,590 |

### 4. RELATIONSHIP BETWEEN THE PARTIES

(a) The KWIH Group

KWIH is an investment holding company and the KWIH Group is principally engaged in the business of property investment and development in Hong Kong and mainland China as well as investment holding in KWCM.

(b) The Landlord

The Landlord is a sino-foreign equity joint venture established in the PRC on 22 December 1993 and an indirect non wholly-owned subsidiary of KWIH principally engaged in the business of property development and investment. The equity interest in the Landlord is owned as to 55% by Chely Well and as to 30% and 15% by Independent Third Parties (save for being substantial shareholders of the Landlord) respectively. Chely Well is a 65% owned subsidiary of KWIH and its principal activity is investment holding. The balance of the 35% equity interest in Chely Well is currently held as to 28% and 7% by the Independent Third Parties (save for the shareholder holding 28% interests being a substantial shareholder of Chely Well). Accordingly, KWIH has an effective 35.75% attributable equity interest in the Landlord which is consolidated in KWIH's accounts and is treated as a subsidiary of KWIH.

(c) KWCM

KWCM is an investment holding company and the KWCM Group is principally engaged in the business of the manufacture, sale and distribution of construction materials in Hong Kong and mainland China. Following the completion of the Acquisition on 22 July 2005, the KWCM Group is also engaged in the entertainment and hospitality businesses in Macau. Upon the completion of the Acquisition, the shareholding of KWIH in KWCM was reduced from 59% to 25.95% and KWCM ceased to be a subsidiary of KWIH.

(d) The Tenants

Shanghai Jiajian Concrete is an indirect 60% owned subsidiary of KWCM, which is a company principally engaged in the business of manufacture, sale and distribution of ready-mixed concrete. The remaining 40% of the equity interest in Shanghai Jiajian Concrete is held by Independent Third Parties.

Shanghai Xin Cai Concrete is an indirect 99% owned subsidiary of KWCM, which is a company principally engaged in the business of manufacture, sale and distribution of ready-mixed concrete. The remaining 1% of the equity interest in Shanghai Xin Cai Concrete is held by an Independent Third Party.

Shanghai Jia Shen Concrete is an indirect wholly-owned subsidiary of KWCM, which is a company principally engaged in the business of manufacture, sale and distribution of ready-mixed concrete.

Following completion of the Acquisition on 22 July 2005, KWCM became indirectly held as to approximately 35.44% by the Trusts, being the substantial shareholders of KWIH and therefore connected persons of KWIH under the Listing Rules. As Shanghai Jiajian Concrete, Shanghai Xin Cai Concrete and Shanghai Jia Shen Concrete are subsidiaries of KWCM and therefore associates of the Trusts, they are also connected persons of KWIH pursuant to the Listing Rules.

The present shareholding of KWIH in KWCM is approximately 25.93%. KWIH is also held as to 53.80% by the Trusts, being the substantial shareholders of KWCM. The Landlord, being the subsidiary of KWIH, is also a connected person of KWCM.

### 5. REASONS AND BENEFITS OF THE TENANCY AGREEMENTS

For KWIH

The Tenancy Agreements would provide stable recurrent income for the Landlord in which the KWIH Group has interests.

For KWCM

On the other hand, before the entering into of the Tenancy Agreements, Shanghai Xin Cai Concrete and Shanghai Jia Shen Concrete were leasing properties (total gross floor area of about 1,099 square metres) in other non-prime locations in Shanghai from Independent Third Parties for their own use as office premises while expanding their business and operations in the PRC. Having considered the practical needs of the Tenants and following the expiry of the respective leases in early March 2005 (which were then renewed on a monthly basis), the Tenants considered to be in their interests to relocate from their then office premises to the recently completed Shanghai K. Wah Centre, the flagship office building of the KWIH Group in Shanghai, with a view to enhancing their working efficiency and goodwill as a whole. The KWCM Group considers that by centralizing the senior management of the subsidiaries of the KWCM Group will enhance the efficiency in managing the KWCM Group.

The terms of the Tenancy Agreements and the respective monthly rentals thereof were negotiated and arrived at on an arm's length basis and in the ordinary and usual course of business with reference to the prevailing market leasing terms and conditions and no less favourable to the Landlord or the Tenants than to those available to or offered by Independent Third Parties.

The respective directors of KWIH and KWCM, including the independent non-executive directors of KWIH and KWCM, consider that the terms of the Tenancy Agreements are on normal commercial terms and are fair and reasonable and in the interests of KWIH and KWCM and their respective shareholders as a whole.

### 6. LISTING RULES IMPLICATIONS

As disclosed in the paragraph headed "Relationship between the parties" above, the Landlord is a connected person of KWCM and following completion of the Acquisition on 22 July 2005, the Tenants became connected persons of KWIH under the Listing Rules. Accordingly, the Tenancies between the Landlord and the respective Tenants became continuing connected transactions of both KWIH and KWCM pursuant to Chapter 14A of the Listing Rules.

As the relevant percentage ratios under Rule 14A.34 of the Listing Rules in respect of the aggregate annual rental receivable by the Landlord or payable by the Tenants under the Tenancy Agreements are greater than 0.1% but less than 2.5%, the entering into of the Tenancy Agreements is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Details of each of the Tenancy Agreements will be disclosed in the published annual report and accounts of each of KWIH and KWCM for each of the four financial years ending 31st December 2008 in accordance with Rules 14A.45 and 14A.46 of the Listing Rules. The independent non-executive directors and the auditors of each of KWIH and KWCM will also perform annual review of the transactions under the Tenancy Agreements in accordance with Rules 14A.37 to 14A.40 of the Listing Rules. Each of KWIH and KWCM will comply with the requirements under Rule 14A.36 of the Listing Rules if the aggregate annual rental receivable by the Landlord or payable by the Tenants under the Tenancy Agreements during each of the four financial years ending 31 December 2008 exceeds the relevant annual caps, or when the relevant Tenancy Agreement is renewed or there is a material change to the terms of the Tenancy Agreements.

### 7. DEFINITIONS

In this announcement, the following expressions have their respective meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "1st Tenancy Agreement" | the tenancy agreement dated 2 June 2005 and entered into between the Landlord and Shanghai Jiajian Concrete |
| "2nd Tenancy Agreement" | the tenancy agreement dated 2 June 2005 and entered into between the Landlord and Shanghai Xin Cai Concrete |
| "3rd Tenancy Agreement" | the tenancy agreement dated 2 June 2005 and entered into between the Landlord and Shanghai Jia Shen Concrete |
| "Acquisition" | the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. by a subsidiary of KWCM as disclosed in the joint announcement of KWIH and KWCM dated 18 April 2005 and the joint circular of KWIH and KWCM dated 30 June 2005 |
| "associate(s)" | has the meaning as ascribed to it under the Listing Rules |
| "Board" | the board of directors |
| "Chely Well" | Chely Well Limited, a company incorporated in Hong Kong on 13 August 1992 and an indirect 65% owned subsidiary of KWIH |
| "connected person(s)" | has the meaning as ascribed to it under the Listing Rules |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Independent Third Party(ies)" | a person(s) who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of KWIH or KWCM having made all reasonable enquiries, is a/are third party(ies) independent of and not connected with KWIH or KWCM, any director, chief executive or substantial shareholder of KWIH or KWCM or any of their respective subsidiaries or their respective associates and the connected persons of KWIH or KWCM |
| "KWCM" | K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange and became an indirect 25.95% owned associated company of KWIH upon completion of the Acquisition |
| "KWCM Group" | KWCM and its subsidiaries |
| "KWIH" | K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange |
| "KWIH Group" | KWIH and its subsidiaries |
| "Landlord" | Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司), a sino-foreign equity joint venture established in Shanghai, the PRC and an indirect non wholly-owned subsidiary of KWIH, being the landlord of the Properties. The equity interest in the Landlord is owned as to 55% by Chely Well and as to 30% and 15% by Independent Third Parties respectively |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) |
| "Macau" | the Macau Special Administrative Region of the PRC |
| "PRC" | The People's Republic of China |
| "Properties" | Units 1802-1804, Shanghai K. Wah Centre, No. 1010 Huaihai Zhong Road, Xuhui District, Shanghai, the PRC; and the relevant portion of the Properties, the "Property" |
| "Shanghai Jia Shen Concrete" | Shanghai Jia Shen Concrete Co. Ltd. (上海嘉申混凝土有限公司), a company established in the PRC on 24 July 1998 and an indirect wholly-owned subsidiary of KWCM |
| "Shanghai Jiajian Concrete" | Shanghai Jiajian Concrete Co. Ltd. (上海嘉建混凝土有限公司), a company established in the PRC on 23 June 1998 and an indirect 60% owned subsidiary of KWCM. The remaining 40% of the equity interest in Shanghai Jiajian Concrete is held by Independent Third Parties |
| "Shanghai K. Wah Centre" | an approximately 69,000 square-metre development comprising a high rise grade A office tower located in the inner ring area of Shanghai, the PRC and in the heart of the thriving downtown Huaihai Road commercial area, which is wholly and beneficially owned by the Landlord |
| "Shanghai Xin Cai Concrete" | Shanghai Xin Cai Concrete Co. Ltd. (上海信材混凝土有限公司), a company established in the PRC on 24 June 1997 and an indirect 99% owned subsidiary of KWCM. The remaining 1% of the equity interest in Shanghai Xin Cai Concrete is held by an Independent Third Party |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Tenancy Agreements" | the 1st Tenancy Agreement, the 2nd Tenancy Agreement and the 3rd Tenancy Agreement |
| "Tenancies" | the tenancies that are the subject of the Tenancy Agreements |
| "Tenants" | Shanghai Jia Shen Concrete, Shanghai Jiajian Concrete and Shanghai Xin Cai Concrete, all are indirect subsidiaries of KWCM |
| "Trusts" | the discretionary family trusts established by Dr. Lui Che Woo, a director of KWIH and KWCM, as the founder |
| "US$" | United States dollars, the lawful currency of the United States of America |
| "%" | per cent. |

*For the purpose of this announcement:*

*(1) the exchange rate of US$1=HK$7.80 has been used; and*

*(2) certain English translations of Chinese names or words in this announcement are included for information purpose only, and should not be relied upon as the official translation of such Chinese names or words.*

By Order of the Board of
K. Wah International Holdings Limited
Seaman Kwok Siu Man
*Company Secretary*

By Order of the Board of
K. Wah Construction Materials Limited
Kitty Chan Lai Kit
*Company Secretary*

Hong Kong, 23 August 2005

*As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive directors of KWIH are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.*

*As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.*

**K. WAH INTERNATIONAL HOLDINGS LIMITED**
**嘉華國際集團有限公司** *
（於百慕達註冊成立之有限公司）
（股份代號：173）

**K. WAH CONSRTUCTION MATERIALS LIMITED**
**嘉華建材有限公司**
（於香港註冊成立之有限公司）
（股份代號：27）

# 持續關連交易
# 訂立租賃協議

業主已於二零零五年六月二日分別與租戶訂立租賃協議，據此，業主已同意將該等物業出租予租戶，由二零零五年六月一日起為期三年。根據租賃協議，於截至二零零八年十二月三十一日止四個財政年度各年業主應收及租戶應付之年度租金總額分別約為1,175,430港元、2,015,020港元、2,015,020港元及839,590港元，此等款額亦為租賃協議各相關財政年度之年度上限。

業主為嘉華國際之間接非全資附屬公司。租戶為嘉華建材之間接附屬公司。於二零零五年七月二十二日完成收購後，嘉華建材由該等信託間接持有約35.44%權益。嘉華國際由該等信託持有53.80%權益。因此，根據上市規則，業主為嘉華建材之關連人士，而租戶則成為嘉華國際之關連人士及該等租約構成嘉華國際及嘉華建材之持續關連交易。

租賃協議之條款乃按公平原則及在日常及一般業務過程中，經參考現行市場租賃條款及條件後磋商及達致。嘉華國際及嘉華建材之董事（包括嘉華國際及嘉華建材各自之獨立非執行董事）認為，租賃協議之條款屬於正常商業條款，及為公平和合理，並符合嘉華國際及嘉華建材及彼等各自之整體股東之利益。

就根據租賃協議業主應收及租戶應付之年度租金總額而言，由於其有關百分比率高於0.1%但低於2.5%，故該等租約只須遵守上市規則第14A.37至第14A.40條及第14A.45至第14A.47條所載之年度審核、申報及公佈規定，且獲豁免遵守上市規則第14A.34條所載之獨立股東批准。

1. **緒言**

業主已於二零零五年六月二日分別與租戶訂立租賃協議，有關詳情於下文作進一步披露。

2. **租賃協議**

租賃協議之主要條款如下：

(a) 第一份租賃協議

| | | |
|---|---|---|
| 日期 | ： | 二零零五年六月二日 |
| 訂約方 | ： | (1) 上海嘉滙達房地產開發經營有限公司作為業主<br>(2) 上海嘉建混凝土作為租戶 |
| 物業 | ： | 中國上海市徐滙區淮海中路1010號上海嘉華中心1802室 |
| 建築面積 | ： | 約410.21平方米 |
| 年期 | ： | 由二零零五年六月一日至二零零八年五月三十一日（首尾兩日包括在內），為期三年 |
| 月租 | ： | 9,857美元（相等於約76,884.60港元），不包括管理費，乃應由一間獨立第三方管理公司收取 |
| 物業用途 | ： | 上海嘉建混凝土之辦公室 |

(b) 第二份租賃協議

| | | |
|---|---|---|
| 日期 | ： | 二零零五年六月二日 |
| 訂約方 | ： | (1) 上海嘉滙達房地產開發經營有限公司作為業主<br>(2) 上海信財混凝土作為租戶 |
| 物業 | ： | 中國上海市徐滙區淮海中路1010號上海嘉華中心1803室 |
| 建築面積 | ： | 約118.89平方米 |
| 年期 | ： | 由二零零五年六月一日至二零零八年五月三十一日（首尾兩日包括在內），為期三年 |
| 月租 | ： | 2,857美元（相等於約22,284.60港元），不包括管理費，乃應由一間獨立第三方管理公司收取 |
| 物業用途 | ： | 上海信財混凝土之辦公室 |

(c) 第三份租賃協議

| | | |
|---|---|---|
| 日期 | ： | 二零零五年六月二日 |
| 訂約方 | ： | (1) 上海嘉滙達房地產開發經營有限公司作為業主<br>(2) 上海嘉申混凝土作為租戶 |
| 物業 | ： | 中國上海市徐滙區淮海中路1010號上海嘉華中心1804室 |
| 建築面積 | ： | 約366.82平方米 |
| 年期 | ： | 由二零零五年六月一日至二零零八年五月三十一日（首尾兩日包括在內），為期三年 |
| 月租 | ： | [illegible]美元（相等於約68,749.20港元），不 |

6. **上市規則含義**

誠如上文「訂約各方之關係」一段所披露，業主為嘉華建材之關連人士，而於二零零五年七月二十二日完成收購後，租戶根據上市規則成為嘉華國際之關連人士。因此，根據上市規則第14A章，業主與各租戶訂立之該等租約構成嘉華國際及嘉華建材之持續關連交易。

就根據租賃協議業主應收或租戶應付之年度租金總額而言，由於其根據上市規則第14A.34條之有關百分比率高於0.1%但低於2.5%，故訂立租賃協議只須遵守上市規則第14A.45至第14A.47條所載之申報及公佈規定，且獲豁免遵守上市規則第14A.34條所載之獨立股東批准。

各份租賃協議之詳情，將會按照上市規則第14A.45及第14A.46條，於嘉華國際及嘉華建材各自就截至二零零八年十二月三十一日止四個財政年度各年刊發之年報及賬目內披露。嘉華國際及嘉華建材各自之獨立非執行董事及核數師亦將會按照上市規則第14A.37至14A.40條進行每年審核租賃協議之交易。倘若業主或租戶於截至二零零八年十二月三十一日止四個財政年度各年根據租賃協議應收或應付之年度租金總額超出有關年度上限、或重續有關租賃協議或租賃協議之條款有重大改變，嘉華國際及嘉華建材將會各自遵守上市規則第14A.36條所載之規定。

7. **釋義**

於本公佈內，除文義另有所指外，以下詞彙具有下文所載之涵義。

| | | |
|---|---|---|
| 「第一份租賃協議」 | 指 | 業主與上海嘉建混凝土於二零零五年六月二日訂立之租賃協議 |
| 「第二份租賃協議」 | 指 | 業主與上海信財混凝土於二零零五年六月二日訂立之租賃協議 |
| 「第三份租賃協議」 | 指 | 業主與上海嘉申混凝土於二零零五年六月二日訂立之租賃協議 |
| 「收購」 | 指 | 誠如嘉華國際及嘉華建材於二零零五年四月十八日刊發之聯合公佈及嘉華國際及嘉華建材於二零零五年六月三十日刊發之聯合通函所披露，嘉華建材一間附屬公司收購擁有銀河娛樂場股份有限公司97.9%經濟利益的88.1%具投票權股份 |
| 「聯繫人」 | 指 | 具有上市規則賦予其之涵義 |
| 「董事會」 | 指 | 董事會 |
| 「志惠」 | 指 | 志惠有限公司，一間於一九九二年八月十三日在香港註冊成立之公司，並為嘉華國際擁有65%權益之間接附屬公司 |
| 「關連人士」 | 指 | 具有上市規則賦予其之涵義 |
| 「港元」 | 指 | 香港法定貨幣港元 |
| 「香港」 | 指 | 中國香港特別行政區 |
| 「獨立第三方」 | 指 | 就嘉華國際或嘉華建材之董事所深知、盡得之資料及深信，並於作出一切合理查詢後確認，其本身及其最終實益擁有人乃獨立於及與嘉華國際或嘉華建材、嘉華國際或嘉華 |

年期 ： 由二零零五年六月一日至二零零八年五月三十一日（首尾兩日包括在內），為期三年

月租 ： 8,814美元（相等於約68,749.20港元），不包括管理費，乃應由一間獨立第三方管理公司收取

物業用途 ： 上海嘉申混凝土之辦公室

3. 年度上限

經考慮業主及租戶根據租賃協議於截至二零零八年十二月三十一日止四個財政年度各年每月以現金應收及應付之以下年度租金總額後，租賃協議之年度上限將與各相關財政年度之年度租金總額相同：

| | 截至十二月三十一日止年度 | | | |
|---|---|---|---|---|
| | 二零零五年 | 二零零六年 | 二零零七年 | 二零零八年 |
| | 港元 | 港元 | 港元 | 港元 |
| 年度租金總額約數（即年度上限） | 1,175,430 | 2,015,020 | 2,015,020 | 839,590 |

4. 訂約各方之關係

(a) 嘉華國際集團

嘉華國際為一家投資控股公司，而嘉華國際集團主要業務為於香港及中國內地從事物業投資與發展，以及於嘉華建材之投資控股。

(b) 業主

業主為一家於一九九三年十二月二十二日於中國成立之中外合資企業，為嘉華國際之間接非全資附屬公司，主要從事物業發展及投資等業務。志惠擁有業主之55%股權，而獨立第三方（身為業主之主要股東除外）則分別擁有業主之30%及15%股權。志惠為嘉華國際擁有65%權益之附屬公司，其主要業務為投資控股。志惠餘下之35%股權現時由獨立第三方（身為志惠之主要股東且持有28%權益之股東除外）持有28%及7%股權。因此，嘉華國際實際持有業主35.75%之應佔股權權益，於嘉華國際賬目內綜合計算，並視為嘉華國際之一間附屬公司。

(c) 嘉華建材

嘉華建材乃一間投資控股公司，嘉華建材集團主要在香港及中國內地從事製造、銷售及分銷建築材料。於二零零五年七月二十二日完成收購後，嘉華建材集團亦於澳門從事娛樂及酒店服務業務。於收購完成後，嘉華國際於嘉華建材之股權由59%減少至25.95%，因此，嘉華建材不再是嘉華國際之附屬公司。

(d) 租戶

上海嘉建混凝土為嘉華建材擁有60%權益之間接附屬公司，上海嘉建混凝土主要業務為製造、銷售及分銷預拌混凝土。上海嘉建混凝土之餘下40%股權由獨立第三方持有。

上海信財混凝土為嘉華建材擁有99%權益之間接附屬公司，上海信財混凝土主要業務為製造、銷售及分銷預拌混凝土。上海信財混凝土之餘下1%股權由一名獨立第三方持有。

上海嘉申混凝土為嘉華建材之間接全資附屬公司，上海嘉申混凝土主要業務為製造、銷售及分銷預拌混凝土。

於二零零五年七月二十二日完成收購後，嘉華建材由該等信託（即嘉華國際之主要股東）間接持有約35.44%權益，因此，根據上市規則，為嘉華國際之關連人士。根據上市規則，由於上海嘉建混凝土、上海信財混凝土及上海嘉申混凝土均為嘉華建材之附屬公司，故均為該等信託之聯繫人，彼等亦為嘉華國際之關連人士。

嘉華國際現持有嘉華建材約25.93%股權。該等信託（即嘉華建材之主要股東）亦持有嘉華國際之53.80%權益。業主（嘉華國際之附屬公司）亦為嘉華建材之一名關連人士。

5. 訂立租賃協議之原因及利益

就嘉華國際而言

訂立租賃協議將為業主（嘉華國際集團於當中擁有權益）提供穩定之經常性收入。

就嘉華建材而言

另一方面，由於在中國擴展業務及運營，於訂立租賃協議前，上海信財混凝土及上海嘉申混凝土於上海其他非黃金地點，向獨立第三方租用總建築面積約1,099平方米之物業供本身用作辦公室之用。經考慮租戶之實際需要及於各份租約於二零零五年三月初屆滿後（此租約隨後以每月續租），為了提高工作效率及整體商譽，租戶認為將當其時之辦公室場所遷往近期落成之上海嘉華中心（為嘉華國際集團於上海之旗艦辦公室樓宇）乃符合租戶利益之舉。嘉華建材集團認為，將嘉華建材集團之附屬公司之高級管理層集中化，將有助加強嘉華建材集團之管理效率。

租賃協議之條款及各自項下相關之月租，乃按公平原則及在日常及一般業務過程中，經參考現行市場租賃條款及條件，以及不遜於給予獨立第三方或其給予業主或租戶之該等條款及條件後磋商及達致。

嘉華國際及嘉華建材各自之董事（包括嘉華國際及嘉華建材之獨立非執行董事）認為，租賃協議之條款屬於正常商業條款，及為公平和合理，並符合嘉華國際及嘉華建材及彼等各自之整體股東之利益。

切合理查詢後確認，其本身及其最終實益擁有人乃獨立於及與嘉華國際或嘉華建材、嘉華國際或嘉華建材或彼等各自之任何附屬公司之任何董事、主要行政人員或主要股東或彼等各自之聯繫人及嘉華國際或嘉華建材之關連人士概無關連之第三方

| | | |
|---|---|---|
| 「嘉華建材」 | 指 | 嘉華建材有限公司，一間於香港註冊成立之有限公司，其股份在聯交所主板上市，並於收購完成後成為嘉華國際間接擁有25.95%權益之聯營公司 |
| 「嘉華建材集團」 | 指 | 嘉華建材及其附屬公司 |
| 「嘉華國際」 | 指 | K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限責任公司，其股份在聯交所主板上市 |
| 「嘉華國際集團」 | 指 | 嘉華國際及其附屬公司 |
| 「業主」 | 指 | 上海嘉滙達房地產開發經營有限公司，一間於中國上海成立之中外合資企業及嘉華國際間接非全資附屬公司，為該等物業之業主。志惠及獨立第三方分別擁有業主之55%、30%及15%股權 |
| 「上市規則」 | 指 | 聯交所證券上市規則（以不時經修訂者為準） |
| 「澳門」 | 指 | 中國澳門特別行政區 |
| 「中國」 | 指 | 中華人民共和國 |
| 「該等物業」 | 指 | 中國上海市徐滙區淮海中路1010號上海嘉華中心1802至1804室；而該等物業之有關部分，則為「物業」 |
| 「上海嘉申混凝土」 | 指 | 上海嘉申混凝土有限公司，一間於一九九八年七月二十四日在中國成立之公司，並為嘉華建材之間接全資附屬公司 |
| 「上海嘉建混凝土」 | 指 | 上海嘉建混凝土有限公司，一間於一九九八年六月二十三日在中國成立之公司，為嘉華建材擁有60%權益之間接附屬公司。上海嘉建混凝土餘下40%股權由多名獨立第三方持有 |
| 「上海嘉華中心」 | 指 | 佔地約69,000平方米之發展項目，包括一幢高層甲級寫字樓，位於中國上海市內環線、淮海路繁華商業區中央，由業主全資實益擁有 |
| 「上海信財混凝土」 | 指 | 上海信財混凝土有限公司，一間於一九九七年六月二十四日在中國成立之公司，為嘉華建財擁有99%權益之間接附屬公司。上海信財混凝土餘下1%股權由一名獨立第三方持有 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「租賃協議」 | 指 | 第一份租賃協議、第二份租賃協議及第三份租賃協議 |
| 「該等租約」 | 指 | 租賃協議項下所指之該等租約 |
| 「租戶」 | 指 | 上海嘉申混凝土、上海嘉建混凝土及上海信財混凝土，全部均為嘉華建材之間接附屬公司 |
| 「該等信託」 | 指 | 嘉華國際及嘉華建材董事呂志和博士作為創辦人成立之全權家族信託 |
| 「美元」 | 指 | 美利堅合眾國之法定貨幣美元 |
| 「%」 | 指 | 百分比 |

就本公佈而言：

(1) 已採用1美元兑7.80港元之滙率；及

(2) 本公佈所載中文名稱或詞彙之若干英文翻譯僅供參照之用，故不應被倚賴為該等中文名稱或詞彙之正式譯本。

| 承董事會命 | 承董事會命 |
|---|---|
| 嘉華國際集團有限公司 | 嘉華建材有限公司 |
| 公司秘書 | 公司秘書 |
| 郭兆文 | 陳麗潔 |

香港，二零零五年八月二十三日

於本公佈日期，嘉華國際之執行董事為呂志和博士（主席）、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材之執行董事為呂志和博士（主席）、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

* 僅供識別